Exhibit 99.5

Allen Overy Shearman Sterling LLP
ProQR Therapeutics N.V. - Deed of amendment of articles of association SR/AB/0117407-0000002
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English translation deed of amendment of articles of association

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

DEED OF AMENDMENT OF ARTICLES OF ASSOCIATION

(ProQR Therapeutics N.V.)

This [•] day of [•] two thousand and twenty-six, there appeared before me, Sophie Clare Roozendaal, civil law notary in Amsterdam, the Netherlands:

[•].

The person appearing declared the following:

At the general meeting of shareholders of the Company, as defined hereinafter, it was resolved to partially amend the Articles of Association of ProQR Therapeutics N.V., a public company under Dutch law (naamloze vennootschap), having its official seat in Leiden, the Netherlands, its office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands, and registered in the Commercial Register under number 54600790 (the Company), as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a copy of the minutes of the aforementioned meeting attached to this deed (Annex).

The Articles of Association of the Company were last amended by a deed, executed before a deputy of P.C. Cramer-de Jong, civil law notary in Amsterdam, the Netherlands, on the twenty-third day of May two thousand and twenty-four.

In implementing the aforementioned resolution, the Articles of Association of the Company are hereby amended as follows.

Amendment.

Articles 4.1 and 4.2 are amended and shall forthwith read as follows:

“4.1	The Company’s authorised share capital amounts to twenty-one million six hundred thousand euro (EUR 21,600,000).

4.2	The authorised share capital is divided into:

a.	two hundred and seventy million (270,000,000) ordinary shares; and

b.	two hundred and seventy million (270,000,000) preferred shares, each having a nominal value of four eurocents (EUR 0.04).”

Close.

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date first above written. Before reading out, a concise summary and an explanation of the contents of this deed were given to the person appearing. The person appearing then declared that he had taken note of and agreed to the contents of this deed and did not want the complete deed to be read to him. Thereupon, after limited reading, this deed was signed by the person appearing and by me, civil law notary.

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